23 May 2023

RELX PLC

2022 Final Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the final dividend of 38.9 pence per share for the year ended 31 December 2022, which was announced on 16 February 2023 and approved by shareholders at the Company’s Annual General Meeting on 20 April 2023.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.447 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 17 May 2023 to receive their dividend in Pounds Sterling will receive a dividend of 38.9 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 38.9 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 17 May 2023 to receive their dividend in Euro will receive a dividend of €0.447 per share.

The dividend is payable on 7 June 2023.